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Mailing Address: P.O. Box 708, Redding, CT 06896
Tel. 203/327-6665
Fax. 203/286-2356
Email: chrisangle@sbcglobal.net

Date: 12/23/2011

To: John Stickel, Attorney-Advisor
Fm: Chris Angle

Re: Classic Rules Judo Championships, Inc.
      Amendment No. 6 to Registration Statement on Form S-1
      File No. 333-167451

Dear Mr. Stickel,

In regards to your comments in your letter dated August 24, 2011, we respond as per the following:

Your Header: General

1) We submit an updated financial statement as of September 30th, 2011.

2) Your Comment: We note that the registration statement contains dated disclosure in a number of sections....

Our Edit:  We updated the registration statement throughout to reference more recent dates revising it, as applicable, to reflect the current business and operations.

Registration Statement Cover Page

3) We paid the additional filing fee.  The new filing fee is computed as:

at 10,882,103 shares: $12.47

Prospectus Cover Page

4) Your comment: Please revise the second sentence of the fifth paragraph to disclose the number of shares of common stock issued and outstanding as of a more recent date.

Our response: We revised the second sentence of the fifth paragraph to disclose the number of shares to be 11,596,195 as of the date of December 22, 2011.

Prospectus Summary, page 4
Our Company - Classic Rules Judo Championships, Inc.

5) Your comment: We note that you have held two tournaments to date.  Please revise to provide a brief discussion of each tournament.  Please discuss, for example, the number of participants, the fees charged, the revenue generated and the expenses incurred.  Please include enough detail so that investors can understand the nature and scope of your tournaments to date.  Please also revise the third paragraph of this section and the Our Business Section on page 41 (now page 34) accordingly.

Our edit:  (Added after third paragraph.)

The first tournament was held in March of 2010, had 15 competitors each paying a $100 entry fee generating revenue of $1,500.  With miscellaneous revenue such as from entrance fees, total revenue was $2,087.

Expenses for the first contest were $405 for Trophies, $150 for Facilities Rental, $350 for the Facilities Custodial, $100 for Advertising, $150 for Supplies, $200 for Transportation of Tournament mats totaling $1,355.

The second tournament was held in June of 2011, but attendance of athletes dropped to only 11 competitors that paid $75 except for one competitor who paid $50 totaling $850.  With miscellaneous revenue, such as from entrance fees, total revenue was $1,010.

Expenses for the second contest were $405 for Trophies, $150 for Facilities Rental, $350 for the Facility Custodial, $392 for Transportation of Tournament mats, $296 for printing, totaling $1,593.

In the judo contest world the results for the attendance at both of the Classic Rules tournaments would be considered small.  We cannot predict if the Classic Rules type of tournament will become successful and attract athletes to a greater extent.

6) Your comment: Please revise the last sentence of the fourth paragraph to also disclose your revenues for the most recent interim period.

Edit - Added the following to the last sentence of the paragraph.

and through September 2011, the company took in revenue of $1,010.

We may not be able to operate efficiently, page 8

7) Your Comment: Please revise the third paragraph to also disclose the revenue and net income or loss generated from your second tournament.  Please also update to disclose comparable information for your first tournament.

Edit - We added to third paragraph after the second sentence;

The first tournament was held in March of 2010, had 15 competitors each paying a $100 entry fee generating revenue of $1,500.  With miscellaneous revenue such as from entrance fees, total revenue was $2,087.

Expenses for the first contest were $405 for Trophies, $150 for Facilities Rental, $350 for the Facilities Custodial, $100 for Advertising, $150 for Supplies, $200 for Transportation of Tournament mats totaling $1,355.

The second tournament was held in June of 2011, but attendance of athletes dropped to only 11 competitors that paid $75 except for one competitor who paid $50 totaling $850.  With miscellaneous revenue, such as from entrance fees, total revenue was $1,010.

Expenses for the second contest were $405 for Trophies, $150 for Facilities Rental, $350 for the Facility Custodial, $392 for Transportation of Tournament mats, $296 for printing, totaling $1,593.

We lack an extended operating history having only performed one tournament, page 10

8) Your Comment: We note your disclosure that on May 7, 2011, you held your second tournament.  Please revise this risk factor and the registration statement throughout accordingly.

Edit - We revised the last paragraph on page 10 to read:

We were incorporated on November 16th, 2005, and we have organized and performed only two tournaments with minimum revenues . We have little operating history upon which an evaluation of our future success or failure can be made. Our net loss from inception through September 30, 2011 is $52,831

Edits - We edited the registration statement throughout to reflect the operation of the second tournament on May 7, 2011.

If we need additional funds and can’t raise them, page 14

9) We note your disclosure in the first paragraph that proceeds contributed from your founders and revenue from your first tournament allowed you to start operations and that you anticipated that such funds would fund your operations through October 2010.  The October 2010 appears dated.  Please revise as applicable.

Edit - We revised by expanding this paragraph to read as per the following:

We are dependent upon the funds we raised from our founders and our first two tournaments previous to this offering to initiate our operations, the proceeds of which may be insufficient to achieve profitability.  We needed the contributed capital from our founders ($5,373) and shareholders since inception (of the initial capital of $342 as of 2005; contributed capital as of 2008 of $5,526 contributed capital as of 2009 of $544; as of 2010 of $544; and no contributed capital so far this year as of September 30, 2011.  However, in May 2011 C. Angle loaned the company $5,000.  This amount is non-interest bearing and has no repayment terms.  The Company has imputed interest at 10% on this advance, resulting in $196 in interst expense in the nine months ended September 30, 2011.

Also, we have been dependent on the Private Placement Sales of Shares in the Company.  On March 31st, 2010 the Company in a Regulation D Private Placement issued 825,826 shares to G. Komarica for his investment in the Company of $5,000.  On August 18, 2010, the company in a Regulation D Private Placement issued 185,079 shares to Chris Angle, the President, for his investment of $1.750.  On March 17, 2011, the Company sold 161,415 shares to V. Stolere, wife of C. Angle, for $1,500, and on March 25, 2011 sold 109,224 shares to G. Komarica for his investment of $1,000.  On November 12, 2011 the Company sold 430,107 shares to K. Shilleh for an investment of $4,000 and on November 16, 2011 sold 134,408 shares to G. Komarica for $1,250.

In addition the revenue from our first tournament in 2010 was only $1,677 which we used to start our operations and the revenue from the second tournament in 2011 was only $1,010.

Of the revenue that we raised so far, this amount will enable us, after paying the expenses of this offering, to operate through to January 2012.  If we need additional funds and can't raise the money, we will have to cease operations. If we need additional funds and can't raise the money, we will have to cease operations.

We will incur significant increased costs as a result of operating as a public company, page 17

10) Your Comment: We note your disclosure in the first risk factor on page 21 that you anticipate public company cost of approximately $10,000.  Please revise this risk factor to detail such anticipated expenses.

Edit - Added this paragraph

Although our CEO, Mr. Angle, will devote efforts to any additional needs that being a public company will require, there will be the cost of the yearly audit.  For the coming 12 months, we anticipate that our Company will incur the costs for the year end audit to be approximately $7,000 followed by 3 audit quarterly reviews of $1,000 each, totalling $10,000.

Risks Relating to This Offering and Ownership of Our Common Stock, page 18

We are a closely held company, page 20

11) Your Comment:  Please delete the phrase “(a)dditional risks and uncertainties not currently known to us or that we currently deem immaterial may also become important factors that may harm our business”  from the third paragraph.

Edit: Deleted

If we continue to fail to maintain an effective system of internal controls, page 21

12) Your Comment:  We note your reference in the fourth paragraph to December 31, 2010.  Please revise to reference the correct fiscal year end.  For guidance, refer to Instruction 1 to Item 308 of Regulation S-K.

Edit: We changed the paragraph to match  Instruction 1 to Item 308 of Regulation S-K and as such changed the paragraph to read:

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Offering Information, page 23

13).  Your Comment:  We note your disclosure in the Summary financial Information section on page 6 that you have sold shares of common stock on five different dates.  Please reconcile such disclosure with the disclosure in this section that references only “three separate transactions.”

Edit: We changed the sentance to be:

The resale by selling security holders of the Company of up to 10,882,103 share of common stock in connection with the resale of shares of common stock issued by us in seven separate transactions were issued in reliance upon an exemption from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder as a transaction not involving a public offering;  (See "Liquidity and Capital Resources" Section); and three separate transactions under the exemption from securities registration under Rule 701.

Your second comment within Comment 13: Please also revise Item 15.  Recent Sales of Unregistered Securities on page II-1 to include the information required by Item 701 of Regulation S-K for all sales of shares of common stock in the past three years.  In this regard, we note the disclosure included on page II-1 only includes the required information for one of the transactions completed on July 15, 2008.  Please revise accordingly.

Our Edit:  We edited the list to whom the company has sold shares to read page II-1:

The following is a list to summarize to whom the company has sold shares pursuant to Regulation D, Rule 506 of the Securities Exchange Act of 1934 and through the Exemption from Securities Registration Under Rule 701

Entity	Amount of Common Shares	Date	Value Rcvd	Use of Proceeds

Desmond Capital (1)	5,223,050	07/15/08	$5,373	Gen Admin. Expenses(GAE)
C. Angle (2)(c)	1,160,678	07/15/08	$1,764	GAE
J. Gruenbaum (2)(a)	1,160,678	07/15/08	$5,805	GAE
N. Lapkin (2)(b)	1,160,678	07/15/08	$6,000	GAE
G. Komarica (1)	825,826	03/31/10	$5,000	GAE
C. Angle (1)	185,079	08/18/10	$1,750	GAE
V. Stolere (1)	161,415	03/17/11	$1,500	GAE
G. Komarica (1)	109,224	03/25/11	$1,000	GAE
K. Shilleh (1)	430,107	11/12/11	$4,000	GAE
G. Komarica (1)	134,408	11/16/11	$1,250	GAE
Sub-Total	10,551,143		$33,442

(1) These shareholders acquired their shares pursuant to a Reguation D, Rule 506 of the Securities Exchange Act of 1934 offering.
(2) These shareholders acquired their shares for legal (a), consulting (b), and administrative (c) services as per the Exemption From Securities Registration under Rule 701

From Dividend Spin-off of Blue Ribbon Pyrocool (now, Classic Rules)
J. Gruenbaum	165,480	03/26/08	$1,655(3)
N. Lapkin	165,480	03/26/08	$1,655(3)
Total	10,882,103		$36,752
(3) Value of one share arbitrarily assigned at offering price - $0.01

Selling Security Holders, Page 24

14) Your comment:  We note your response to our prior comment 4 and reissue.  We note that some selling shareholders are legal entities.  Please identify the individual or individuals who have voting and dispositive power with respect to the share being offered for sale by all legal entities listed in your selling shareholders table.  This information should be added for each selling shareholder that is a legal entity.  I this regard, we note that you have only provided this information for Desmond Capital, Inc.

Our Edit:  We revise our list of shareholders which are being registered and offered for sale in this filing.  The shareholders that are being registered with this S-1 offering are only those listed in Question 13 above.

15) Your Comment:  We note your disclosure in the first and third paragraph with respect to how certain of the selling shareholders received their share of common stock.  We also note that there have been a number other private placements besides those discussed in the aforementioned paragraphs.  Please revise to briefly provide disclosure regarding the transactions from which the selling shareholders received their shares.  Please also revise footnote 3 and the Plan of distribution section on page 34 accordingly.

Our edit:  We revised the paragraph to read,

The seven selling shareholders named in this prospectus are offering their 10,317,588 shares of common stock offered through this prospectus.  All seven of the selling shareholders acquired10,551,143 shares of common stock offered either through a private offering that was exempt from registration under Regulation D of the Securities Act of 1933, as amended (the "Securities Act") or through the Exemption from Securities Registration Under Rule 701.  N. Lapkin and J. Gruenbaum acquired 165,480 shares each when Blue Ribbon Pyrocool (now Classic Rules) was spun-off from Puritan Financial as a dividend.

The seven shareholders are:

Entity	Amount of Common Shares	Date	Value Rcvd

Desmond Capital (1)	5,223,050	07/15/08	$5,373
C. Angle (2)(c)	1,160,678	07/15/08	$1,764
J. Gruenbaum (2)(a)	1,160,678	07/15/08	$5,805
N. Lapkin (2)(b)	1,160,678	07/15/08	$6,000
G. Komarica (1)	825,826	03/31/10	$5,000
C. Angle (1)	185,079	08/18/10	$1,750
V. Stolere (1)	161,415	03/17/11	$1,500
G. Komarica (1)	109,224	03/25/11	$1,000
K. Shilleh (1)	430,107	11/12/11	$4,000
G. Komarica (1)	134,408	11/16/11	$1,250
Sub-Total	10,551,143		$33,442

(1) These shareholders acquired their shares pursuant to a Reguation D, Rule 506 of the Securities Exchange Act of 1934 offering.
(2) These shareholders acquired their shares for legal (a), consulting (b), and administrative (c) services as per the Exemption From Securities Registration under Rule 701

From Dividend Spin-off of Blue Ribbon Pyrocool (now, Classic Rules)
J. Gruenbaum	165,480	03/26/08	$1,655(3)
N. Lapkin	165,480	03/26/08	$1,655(3)
Total	10,882,103		$36,752
(3) Value of one share arbitrarily assigned at offering price - $0.01

Some of the selling stockholders were affiliates of a broker-dealer.  Chris Angle, Jerry Gruenbaum, and Nathan Lapkin were all affiliates of  First Union  Securities, Inc. (previously known as Puritan Securities, Inc.) which was a FINRA member broker-dealer until November 6, 2011.

15b) Your comment at the end of Comment no. 15: Please also revise footnote 3 and the Plan of Distribution section on page 34 (now page 27) accordingly.

Our Edit: The above edits were added to read on page 34: J. Gruenbaum and N. Lapkin both received 165,480 shares as a result of the dividend extended to these stockholders as a result of the spin-off of Blue Ribbon Pyrocool, Inc. from Puritan Financial Group, Inc.

Our Edit - To the Plan of Distribution Section on page 34 (now 27) we added:

The following is a list of the selling stockholders as per this prospectus:

Entity	Amount of Common Shares	Date	Value Rcvd

Desmond Capital (1)	5,223,050	07/15/08	$5,373
C. Angle (2)(c)	1,160,678	07/15/08	$1,764
J. Gruenbaum (2)(a)	1,160,678	07/15/08	$5,805
N. Lapkin (2)(b)	1,160,678	07/15/08	$6,000
G. Komarica (1)	825,826	03/31/10	$5,000
C. Angle (1)	185,079	08/18/10	$1,750
V. Stolere (1)	161,415	03/17/11	$1,500
G. Komarica (1)	109,224	03/25/11	$1,000
K. Shilleh (1)	430,107	11/12/11	$4,000
G. Komarica (1)	134,408	11/16/11	$1,250
Sub-Total	10,551,143		$33,442

(1) These shareholders acquired their shares pursuant to a Reguation D, Rule 506 of the Securities Exchange Act of 1934 offering.
(2) These shareholders acquired their shares for legal (a), consulting (b), and administrative (c) services as per the Exemption From Securities Registration under Rule 701

From Dividend Spin-off of Blue Ribbon Pyrocool (now, Classic Rules)
J. Gruenbaum	165,480	03/26/08	$1,655(3)
N. Lapkin	165,480	03/26/08	$1,655(3)
Total	10,882,103		$36,752
(3) Value of one share arbitrarily assigned at offering price - $0.01

Comment 16: Please revise to remove the knowledge qualifiers from the ninth paragraph and footnotes 4 and 5.

Our Edit of Paragraph 9 which now is paragraph 13 reads:

No selling shareholder (except for Chris angle who is our sole officer and director) has, or had, any material relationship with our officers or directors.  There are some selling stockholders who were affiliates of a broker-dealer.  Chris Angle, Jerry Gruenbaum and Nathan Lapkin were affiliates of First Union Securities, Inc. which was a FINRA member broker-dealer until November 6, 2011.  They presently they are not affiliated with any FINRA broker-dealer.

Our Edit of Footnotes on page 33 (now 27):

Due to the change of the list of the selling shareholders of the Prospectus we edited these footnotes which read:

4)   These shareholders were affiliates of a broker-dealer and presently are not now affiliated with any broker-dealer.

5)        The following legal entities have shareholders that have voting and dispositive power with repect to the shares being offered by the legal entity in the shareholders list above.

Desmond Capital, Inc. - Chris Angle, who is the sole officer of Classic Rules, owns 25% of the stock of Desmond Capital which owns 5,223,050 shares of Classic Rules common stock.  The remaining shares are owned by C. Yamamoto (25%), H. Nishiyama (25%), and N. Negishi (25%).  Angle holds 100% of the dispositive power over all the share which Desmond Capital owns.

All of the above selling shareholders except for Angle, Lapkin, and Gruenbaum:

1.       Have not had a material relationship with us other than as a shareholder at any time within the past three years; or
2.               Has never been one of our officers or directors or
3.               Are not broker-dealers or affiliates of a broker-dealer except as otherwise noted.

Comment 17: We note your disclosure in the first paragraph on page 25 that you have provided the information in this section as of March 31, 2010 and in footnote 2 that the percentages are based on the number of your shares of common stock outstanding as of March 31, 2011. Please revise to provide this information as of a more recent date.

Our Edit: We changed these dates to read Deceember 22, 2011.

Management’s Discussion and Analysis of Financial Condition, page 48 (Now page 41)

Liquidity and Capital Resources, page 48 (now page 41)

Comment 18: We note your anticipated monthly “burn rate” of $200 per month or $2,400 per year which includes transfer agent fees of $75 per month and internet fees of $100 per month, your current accounts payable of $13,653, your anticipated public company costs of $10,000 per year which includes audit fees of $7,500 per year and legal fees of $2,500 per year, and your anticipated costs for the July 2012 tournament of $2,500. The aforementioned items equate to a near term, i.e. less than 12 month, additional financing requirement of $28,553. Please revise the seventh paragraph to more clearly detail your near term additional financing requirements and reconcile such disclosure with the aforementioned items. Please also revise the Prospectus Summary on page 4, the second risk factor on page 8 and the first risk factor on page 14 accordingly.

A) We edited and added to page 48, the following:

In order for us to operate for the coming year we will need to take in at least $13,600 in total revenue not including what we may need for our accounts payable of $5,000.  We estimate the monthly costs to be $175 per month plus our accounts payable of $5,000, but not including the expenses of the yearly accounting audit and the reviews which we estimate to be about $10,000 per year; and not including the next tournament that will be held in June, 2012.  We estimate that our normal expenses for the next contest will rise to about $3,000.  We expect that our revenues from the 2011 tournament to increase to about $7,500 as the tournament will be better known throughout the judo community.  The cost for a participant to enter is $100; and thus, it will require 75 athletes to participate in order for us to reach our minimum goal of $7,500.  If we add our yearly costs, together (which are the transfer agent and internet of $2,100, accounts payable of $5,000, audit and review costs, $10,000, and estimated contest costs such as, for the 2012 tournament of $3,000), we get a total of $20,100; thus, the estimated deficiency will be $12,600 not including any other unforeseen or unexpected contingency expenses that may arise.

The following is a summary of expenses and expected income from now for one year:

Costs for Classic Rules

Cost	Per Month Cost	Per Year Cost Total

Transfer Agent	$75	$900
Internet	$100	$1,200

(1) Sub-Total	$175	$2,100

Accounts Payable	$417	$5,000

(1 & 2) Sub-total	$592	$7,100

(3) Accounting and Audit
Audit Reviews	$250	$3,000
Audit Year End	$583	$7,000

Sub-total	$833	$10,000

(1, 2, & 3) Sub-total:		$17,100 yearly

(4) Tournament Cost 2012 (Estimated)

Trophies	$33	$400
Custodian	$29	$350
Facilities Rental	$13	$150
Advertisement	$8	$100
Supplies	$13	$150
Transportation	$66	$800
Printing	$25	$300

Additional Possible Tournament Costs in 2012 Should the Tournament Grow (Estimated)

Referees	$25	$300
Other Personnel	$13	$150
Miscellaneous	$25	$300

Subtotal	$250	$3000

(1, 2, 3, 4) Total	$1,675	$20,100

Estimated Revenue from 2012 Tournament: $7,500

Estimated Deficiency for the coming one year: (12,600)

B) We added to the Summary on page 4, the following:

The first tournament was held in March of 2010, had 15 competitors each paying a $100 entry fee generating revenue of $1,500.  With miscellaneous revenue such as from entrance fees, total revenue was $2,087.

Expenses for the first contest were $405 for Trophies, $150 for Facilities Rental, $350 for the Facilities Custodial, $100 for Advertising, $150 for Supplies, $200 for Transportation of Tournament mats totaling $1,355.

The second tournament was held in June of 2011, but attendance of athletes dropped to only 11 competitors that paid $75 except for one competitor who paid $50 totaling $850.  With miscellaneous revenue, such as from entrance fees, total revenue was $1,010.

Expenses for the second contest were $405 for Trophies, $150 for Facilities Rental, $350 for the Facility Custodial, $392 for Transportation of Tournament mats, $296 for printing, totaling $1,593.

In the judo contest world the results for the attendance at both of the Classic Rules tournaments would be considered small.  We cannot predict if the Classic Rules type of tournament will become successful and attract athletes to a greater extent.

C) To the Second Risk Factor on page 8 we added and revised:

The company expects that until next June 2012, it will have office expenses of internet and transfer agent costs of approximately $175 per month plus its June 30, 2011 accounts payable of $ 5,000. In addition, the yearly audit and review fees are estimated to be approximately $10,000. Further, the estimated costs for the 212 tournament will be $3,000.  In order to meet this cash requirement of $20,100, the Company will have to raise money through a Private Placement Memorandum. If we raise $20,100 or more, the company expects that it will be able to cover its expenses until its next tournament and through July 2012 .

If the Company does not raise, or take in revenue of at least $20,100, it may not be able to meet its obligations and as a result have to cease operations.

The first tournament was held in March of 2010, had 15 competitors each paying a $100 entry fee generating revenue of $1,500.  With miscellaneous revenue such as from entrance fees, total revenue was $2,087.

Expenses for the first contest were $405 for Trophies, $150 for Facilities Rental, $350 for the Facilities Custodial, $100 for Advertising, $150 for Supplies, $200 for Transportation of Tournament mats totaling $1,355.

The second tournament was held in June of 2011, but attendance of athletes dropped to only 11 competitors that paid $75 except for one competitor who paid $50 totaling $850.  With miscellaneous revenue, such as from entrance fees, total revenue was $1,010.

Expenses for the second contest were $405 for Trophies, $150 for Facilities Rental, $350 for the Facility Custodial, $392 for Transportation of Tournament mats, $296 for printing, totaling $1,593.

In the judo contest world the results for the attendance at both of the Classic Rules tournaments would be considered small.  We cannot predict if the Classic Rules type of tournament will become successful and attract athletes to a greater extent.

Further upon reaching July 2012, the third tournament, scheduled for June, 2012, may not be successful; and as a result, the Company may continue to operate at a loss. Should this become the case, the Company will either need to raise more money or cease operations.

The Company expects that the minimum operating costs to run the tournament in June 2012 will be $2,250 but these cost could grow to $3,000, and we expect the tournament to cost this amount.

Minimum Tournament Cost 2012 (Estimated)

Minimum Tournament Cost for 2012 (Estimated)	Monthly Cost	Yearly Cost
Trophies	$33	$400
Custodian	$29	$350
Facilities Rental	$13	$150
Advertisement	$8	$100
Supplies	$13	$150
Transportation	$66	$800
Printing	$25	$300
Sub-Total	$187	2250

Additional Possible Tournament Costs  in 2012 Should the Tournament Grow (Estimated)

Referees	$25	$300
Other Personnel	$13	$150
Miscellaneous	$25	$300

Total	$250	$3000

Revenue on the other hand is expected to grow to $7,500.

D) And on page 14 to the First Risk Factor, we edited and added:

We are dependent upon the funds we raised from our founders and our first two tournaments previous to this offering to initiate our operations, the proceeds of which may be insufficient to achieve profitability.  We needed the contributed capital from our founders ($5,373) and shareholders since inception (of the initial capital of $342 as of 2005; contributed capital as of 2008 of $5,526 contributed capital as of 2009 of $544; as of 2010 of $544; and no contributed capital so far this year as of September 30, 2011.  However, in May 2011 C. Angle loaned the company $5,000.  This amount is non-interest bearing and has no repayment terms.  The Company has imputed interest at 10% on this advance, resulting in $196 in interst expense in the nine months ended September 30, 2011.

Also, we been dependent on the Private Placement Sales of Shares in the Company.  On March 31st, 2010 the Company in a Regulation D Private Placement issued 825,826 shares to G. Komarica for his investment in the Company of $5,000.  On August 18, 2010, the company in a Regulation D Private Placement issued 185,079 shares to Chris Angle, the President, for his investment of $1.750.  On March 17, 2011, the Company sold 161,415 shares to V. Stolere, wife of C. Angle, for $1,500, and on March 25, 2011 sold 109,224 shares to G. Komarica for his investment of $1,000.

In addition the revenue from our first tournament in 2010 was only $1,677 which we used to start our operations and the revenue from the second tournament in 2011 was only $1,010.

Of the revenue that we raised so far, this amount will enable us, after paying the expenses of this offering, to operate through to January, 2012.  If we need additional funds and can't raise the money, we will have to cease operations.

If we do not make a profit in the future, we may have to suspend or cease operations. In order for us to operate for the coming year we will need to raise revenue and/or additional funds of $20,100.  We estimate the monthly office costs to be $175 per month, which is comprised of internet and transfer agent fees, plus our accounts payable of $5,000 but not including the expenses of the next tournament that will be held in June, 2012 . We estimate that our normal expenses for the next contest will rise to about $3,000.  In addition, we will have audit and accounting review costs of about $10,000 per year.  Totalling these expenses, our costs are $20,100 for the coming year.

We have a minimum goal  of  about $7.500  for the 2012 tournament . The cost for a participant to enter in 2012 will be $100; and thus, it will require 75 athletes to participate in order for us to reach this minimum goal of $7,500.  However, this year (2011) athlete participation rate did not increase over the 2010 tournament with only 11 participants and revenue of only $1,010 since we reduced the entry fee to only $75 each for 10 of the participants and discounted one entry fee to $50 totalling $850 plus miscellaneous revenue from entrance fees of $160.  Hence, it may well be that next year we do not attain our goal of 75 athletes.

Plan of Operation, page 49 (now page 42)

Comment 19:  Please revise to include a more detailed plan of operation for the next twelve months.  In this regard, we note your plan of operation has not been rolled forward and includes dated references to your first and second tournaments. Please revise as applicable.

Our Edit - We edited the dates and added the following paragraph describing further the plan of operation.

In addition to our website, and emailing clubs in the U.S., and around the world, our president, Chris Angle, will personally call the owners of the clubs domestically and internationally with whom he is familiar asking them to participate.  Mr. Angle believes that there are many other judo coaches that participated in the older style of judo tournaments that had the pre-1974 rules and that they would be amenable to sending their athletes to such a contest as the Classic Rules Championships as many of these coaches have issues with modern judo contests.

Also, once the Classic Rules World Championships becomes well known, the Company plans to expand its product line to hold the Classic Rules U.S. Judo Championships and the Classic Rules Pan American Judo Championships.

Management, page 51 now page 44

Conflicts of Interest, page 53 now 46

Comment 20)  Please reconcile your disclosure in this section that Mr. Angle devotes approximately one hour per week to your operations with your disclosure throughout the registration statement that he devotes 10 hours per week to your operations.

Our Edit: We reconciled to 1 hour per week.

Executive Compensation, page 53 now 46

21. Please revise your executive compensation disclosure in accordance with Item 402 of Regulation S-K. For example, please use the tabular format specified in Item 402(n) for your Summary Compensation Table. Please also disclose the dollar value of stock awards rather than the number of shares awarded.

Our Edit: We edited the Table as per 402 of Regulation S-K.

Sincerely yours,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire

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